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Martinsburg, West Virginia 25401
(304) 263-0836

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Morgantown, West Virginia 26505
(304) 285-2500

155 East Main Street, Suite 300
Lexington, Kentucky 40507
(859) 252-2202
600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	19 West Cork Street, Suite 102 Winchester, Virginia 22601 (540) 723-8877 5th Floor, United Square 501 Avery Street Parkersburg, West Virginia 26101 (304) 485-8500

Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	December 28, 2006	E-Mail Address: atawney@bowlesrice.com

Re:	Convention All Holdings Incorporated
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 28, 2006

Registration Statement on Form SB-2
Filed August 21, 2006, File No. 333-136791

Dear Ms. Teshome:

On behalf of Convention All Holdings Incorporated (“CAH”), we hereby submit the following responses to your comment letter dated December 21, 2006:

Summary Information, page 1

1.    CAS has revised its disclosures under the sections entitled “Losses and Opinion Regarding Continuing as a Going Concern” and “Plan of Operation” to clarify that CAS needs an additional $1 million book of business to become profitable whether it outsources its services or not. If CAS outsources its services, then it will receive a percentage (approximately 10%) of the income received by the service provider, which should be sufficient to become profitable because outsourcing will have reduced CAS’ operating expenses by approximately $320,000. CAS has also added its current book of business of approximately $2.5 million to the summary section for comparative purposes.

Hanna T. Teshome, Esq
December 28, 2006

The Offering, page 2

2.    As disclosed under the headings “The Offering” on page 2, “Preferred Stock” on page 16, “Off-Balance Sheet Arrangements” on page 26, and “Options, Warrants, Convertible Securities” on page 29, IMM made three loans to CAH totaling $67,210. The promissory notes evidencing the loans are attached under Exhibit 99.1 . On November 6, 2006, IMM converted the total amount of the loans into 336,050 shares of preferred stock of CAH. The conversion ratio was one (1) share of preferred stock of CAH for every $0.20 of outstanding principal balance of the loan. On November 28, 2006, IMM converted its 336,050 shares of preferred stock of CAH to 250,000 shares of common stock of CAH. Although the conversion ratio of preferred stock to common stock was 1 to 1, IMM elected to convert to a lesser number of shares of common stock for the reasons set forth in question 10.

IMM converted its loans to preferred stock and then converted its preferred stock to common stock after the periods covered by the financial statements. Accordingly, the notes to the financial statements do not reflect the conversion of the loans.

As disclosed, IMM has terminated its agreement to provide CAH with any additional financing and CAH has no other agreements, arrangements or understandings with IMM. CAH does not believe that it needs to add a risk factor because the arrangement with IMM and the number of shares of common stock held by IMM has been disclosed and IMM does not have any other agreements to acquire additional shares of common stock.

Risk Factors, page 4

3.    CAH has added a risk factor relating to the risks of outsourcing.

Breakdown of Customers by Industry, Show and Location, page 19

4.    CAH does not have any contracts or other agreements with its customers. CAH has been in the business of installing and dismantling exhibit properties for twenty years. The projections of customers for 2007 is based on the ongoing customer relationships developed by Frank Cassell and Thomas Cassell and the customers and shows that CAH has serviced for the last several years.

5.    The dollar value of the transaction with Thomas Cassell and Associates, LLC does not meet the threshold for disclosure under Item 404 of Regulation S-B and accordingly no disclosure is required.

Plan of Operation, page 23

6.    CAH deleted all references to the hiring of new salesperson in the prospectus because the plan to hire a new salesperson changed between the time of filing of Amendment No. 1

Hanna T. Teshome, Esq
December 28, 2006

to Amendment No. 2. CAH’s response to comment 24 should not have included any reference to the hiring of a new salesperson because CAH plans to outsource the servicing of its clients.

7.    CAH has added a disclosure under the Summary section on page 2 and under the Plan of Operation section on page 24 describing its intention to outsource its services and the method for doing so.

8.    CAH has revised its disclosure on page 23 to include the basis of the estimate in reduction in operating expenses from outsourcing. CAS will not pay commissions to the third party service providers for outsourcing; rather, the third party service providers will pay CAS a percentage of the income that they receive for performing services. Accordingly, the estimated reduction in expenses does not include any commissions.

Liquidity and Capital Resources, page 28

9.    CAH has included a disclosure in the Liquidity and Capital Resources section relating to the $45,000 of proceeds from the sale of common stock of CAH and the $100,000 settlement income and CAH has disclosed that intends on using these proceeds for ongoing business expenses.

Off-Balance Sheet Arrangements, page 28

10.    IMM and CAH mutually agreed that IMM would convert to a lesser number of shares of common stock that was it was entitled from the conversion ratio of preferred stock to common stock. This agreement was negotiated and was related to IMM’s election to terminate funding of the CAH’s expenses in filing and completing the SB-2 registration statement and ongoing SEC reporting requirements. This information has been disclosed in the various sections that discuss IMM’s conversion of its loans to common stock.

Consolidated Balance Sheets, page 42

11.    The common stock par value and the number of shares authorized have been revised in the September 30, 2006 balance sheet. The figures in the December 31, 2005 balance sheet were correct.

Signatures, page 53

12.    CAH has clarified that Frank Cassell, as the Chief Financial Officer is the principal accounting officer of CAH.

Hanna T. Teshome, Esq
December 28, 2006

CAH has enclosed two black-lined copies of Amendment No. 3 to Form SB-2 and two clean copies of Amendment No. 3 to Form SB-2 and a CD containing these documents to expedite your review.

I would also like to note the correct spelling of Edd McDevitt’s last name for future correspondence.

If you have any questions, please feel free to contact me.

Very truly yours,

By:	/s/ Amy J. Tawney
Amy J. Tawney

Encl.
AJT/jam
cc: Frank Cassell